SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 LCA-Vision Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501803 20 9
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                                 (CUSIP Number)

                            Elaine E. Whitbeck, Esq.
                               Alcon Holdings Inc.
                               6201 South Freeway
                          Fort Worth, Texas 76134-2099
                                 (817) 551-8693


                                    Copy to:
                            Alan C. Stephenson, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                            New York, New York 10019
                                 (212) 474-1000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.         501803 20 9

--------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          SUMMIT AUTONOMOUS INC.
          IRS. No.: 04-2897945
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
   2                                                                  (a)/_/
                                                                      (b)/x/
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   3      SEC Use Only
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                 /_/
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          Massachusetts
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                       7                Sole Voting Power
                                        6,602,226*
                       ---------------------------------------------------------
        Number of      8                Shared Voting Power
         Shares                         17,172,120**
      Beneficially     ---------------------------------------------------------
      Owned by Each    9                Sole Dispositive Power
        Reporting                       6,602,226
       Person with     ---------------------------------------------------------
                       10               Shared Dispositive Power
                                        0
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          6,602,226
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                              /_/
--------------------------------------------------------------------------------
          Percent of Class Represented
   13     by Amount in Row (11)
          14.2%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------












------------------------------

      * On all matters other than election of directors.

     ** For purposes of election of directors only and for no other purpose. Summit Autonomous Inc., however, disclaims beneficial ownership of 10,569,894 of these Shares. See the response to Item 5 of this Schedule 13D.

CUSIP No.         501803 20 9

--------------------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          ALCON HOLDINGS INC.
          IRS. No.: 75-2880536
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
   2                                                                  (a)/_/
                                                                      (b)/x/
--------------------------------------------------------------------------------
   3      SEC Use Only
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                 /_/
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
                       7                Sole Voting Power
                                        6,602,226***
                       ---------------------------------------------------------
        Number of      8                Shared Voting Power
         Shares                         17,172,120****
      Beneficially     ---------------------------------------------------------
      Owned by Each    9                Sole Dispositive Power
        Reporting                       6,602,226
       Person with     ---------------------------------------------------------
                       10               Shared Dispositive Power
                                        0
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          6,602,226
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                              /x/
--------------------------------------------------------------------------------
          Percent of Class Represented
   13     by Amount in Row (11)
          14.2%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------







------------------------------

      *** On all matters other than election of directors.

     **** For purposes of election of directors only and for no other purpose. Alcon Holdings Inc., however, disclaims beneficial ownership of 10,569,894 of these Shares. See the response to Item 5 of this Schedule 13D.

          Summit Autonomous Inc., a Massachusetts corporation (formerly known as Summit Technology, Inc.) ("Summit"), Alcon Holdings Inc., a Delaware corporation ("Parent"), and Nestle S.A., a Swiss corporation ("Nestle" and, together with Summit and Parent, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D originally filed by Summit on August 28, 1997, as amended by Amendment No. 1 thereto (the "Statement"), relating to shares of Common Stock, par value $.001 per share, of LCA-Vision Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended to read in its entirety as follows:

          Summit is a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of Nestle. Summit is engaged in the manufacture and supply of excimer laser systems and related products used to perform procedures that correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. Parent is a holding company. Parent's principal operating subsidiary is Alcon Laboratories, Inc., which, together with three Texas limited partnerships of which it is the general partner, is engaged in the business of researching, developing, manufacturing and marketing ophthalmic products including surgical instruments and accessory products, intraocular lenses, prescription drugs and contact lens care solutions. The principal office of Summit and Parent is located at 6201 South Freeway, Fort Worth, Texas 76134-2099, telephone number (817) 293-0450. Parent is a wholly owned subsidiary of Nestle. Nestle's subsidiaries manufacture and sell food and beverage products throughout the world, engage in research and development activities, manufacture and sell cosmetic products, and develop, manufacture and sell pharmaceutical products. The address of Nestle's principal office is Avenue Nestle 55, CH-1800 Vevey, Switzerland. The name, present business address, present principal occupation and citizenship of each of the directors and executive officers of Summit, Parent and Nestle are set forth in Schedule I hereto.

          None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Schedule I, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended and supplemented by adding the following:

          On October 10, 2001, Summit requested that the Issuer file a shelf registration statement covering the 6,602,226 shares of Common Stock held by Summit (the "Shares") for an offering to be made on a continuing basis. In accordance with the Registration Rights Agreement dated August 18, 1997 (the "Registration Rights Agreement") between the Issuer and Summit, Summit also offered to sell the Shares to the Issuer, at a closing to occur on October 31, 2001, at a price of $1.49 per Share, which represents the average closing price of the stock for the 30 day period preceding the date of the offer, less any commissions that would be applicable if Summit were to sell the Shares through a broker or placement agent (the "Offer"). In accordance with the Registration Rights Agreement, if the Issuer desires to purchase the Shares on terms and conditions in the Offer, it must notify Summit within 15 days after submission of the Offer, or no later than October 25, 2001. If the Issuer fails to respond within this time period, or declines to purchase the Shares, Summit will be free to dispose of the Shares pursuant to the shelf registration statement or in any other manner it deems appropriate, consistent with the provisions of the Registration Rights Agreement.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  October 16, 2001

                                    SUMMIT AUTONOMOUS INC.,

                                    by: /s/ Elaine E. Whitbeck
                                       ----------------------------------------
                                       Name:  Elaine E. Whitbeck
                                       Title: Vice President and Clerk



                                    ALCON HOLDINGS INC.,

                                    by: /s/ Elaine E. Whitbeck
                                        ---------------------------------------
                                        Name:  Elaine E. Whitbeck
                                        Title: Vice President and Secretary

                                                                      SCHEDULE I


              ALCON HOLDINGS INC. EXECUTIVE OFFICERS AND DIRECTORS


Name                        Present Business Address       Present Principal Occupation      Citizenship
----                        ------------------------       ----------------------------      -----------
Timothy R. G. Sear          Alcon Holdings Inc.            Director, Chairman of the         United
                            6201 South Freeway             Board, Chief Executive            Kingdom
                            Fort Worth, Texas 76134        Officer and President

Charles E. Miller, Sr.      Alcon Holdings Inc.            Director, Chief Financial         United States
                            6201 South Freeway             Officer and Senior Vice
                            Fort Worth, Texas 76134        President

Gerald D. Cagle             Alcon Holdings Inc.            Director and Senior Vice          United States
                            6201 South Freeway             President, Research and
                            Fort Worth, Texas 76134        Development

Gareth E. Glaser            Alcon Holdings Inc.            Vice President, U.S. Taxes        United States
                            6201 South Freeway             and Associate General Tax
                            Fort Worth, Texas 76134        Counsel

David A. Bass               Alcon Holdings Inc.            Treasurer                         United States
                            6201 South Freeway
                            Fort Worth, Texas 76134

Elaine E. Whitbeck          Alcon Holdings Inc.            Vice President and Secretary      United States
                            6201 South Freeway
                            Fort Worth, Texas 76134

Dwight D. Horton            Alcon Holdings Inc.            Vice President, Finance, U.S      United States
                            6201 South Freeway             Operations
                            Fort Worth, Texas 76134

Bradford W. Kling           Alcon Holdings Inc.            Vice President, Corporate         United States
                            6201 South Freeway             Audit
                            Fort Worth, Texas 76134

             SUMMIT AUTONOMOUS INC. EXECUTIVE OFFICERS AND DIRECTORS


Name and Title              Present Business Address       Present Principal Occupation      Citizenship
--------------              ------------------------       ----------------------------      -----------
Timothy R. G. Sear          Alcon Holdings Inc.            (see above)                       United
Director, Chief             6201 South Freeway                                               Kingdom
Executive Officer and       Fort Worth, Texas 76134
President

Charline A. Gauthier,       Alcon Holdings Inc.            Vice President/General            United States
O.D., Ph.D.                 6201 South Freeway             Manager, Orlando
Vice President/General      Fort Worth, Texas 76134        Operations
Manager, Orlando
Operations

Dwight D. Horton            Alcon Holdings Inc.            (see above)                       United States
Vice President,             6201 South Freeway
Finance                     Fort Worth, Texas 76134


Elaine E. Whitbeck          Alcon Holdings Inc.            (see above)                       United States
Vice President and          6201 South Freeway
Clerk                       Fort Worth, Texas 76134

David A. Bass               Alcon Holdings Inc.            (see above)                       United States
Treasurer                   6201 South Freeway
                            Fort Worth, Texas 76134

Charles E. Miller, Sr.      Alcon Holdings Inc.            (see above)                       United States
Director                    6201 South Freeway
                            Fort Worth, Texas 76134

                  NESTLE S.A. EXECUTIVE OFFICERS AND DIRECTORS


Name                         Present Business Address       Present Principal Occupation        Citizenship
----                         ------------------------       ----------------------------        -----------

Executive Officers
------------------
Peter Brabeck-Letmathe       Nestle S.A.                    Chief Executive Officer             Austria
                             Avenue Nestle 55
                             CH-1800 Vevey
                             Switzerland

Wolfgang                     Nestle S.A.                    Executive Vice President            Austria/
Reichenberger                Avenue Nestle 55                  Finance/Control                  Switzerland
                             CH-1800 Vevey
                             Switzerland

Francisco Castaner           Nestle S.A.                    Executive Vice President            Spain
                             Avenue Nestle 55                  Pharma & Cosmetics
                             CH-1800 Vevey                     Human Resources
                             Switzerland                       Corporate Affairs

Michael W.O. Garrett         Nestle S.A.                    Executive Vice President            Austria/
                             Avenue Nestle 55                  Zone AOA                         United
                             CH-1800 Vevey                                                      Kingdom
                             Switzerland

Rupert Gasser                Nestle S.A.                    Executive Vice President            Switzerland/
                             Avenue Nestle 55                  Technical, Production,           Austria
                             CH-1800 Vevey                     R&D
                             Switzerland

Lars Olofsson                Nestle S.A.                    Executive Vice President            Sweden
                             Avenue Nestle 55                  Zone EUR
                             CH-1800 Vevey
                             Switzerland

Carlos E. Represas           Nestle S.A.                    Executive Vice President            Mexico
                             Avenue Nestle 55                  Zone AMS
                             CH-1800 Vevey
                             Switzerland

Frank Cella                  Nestle S.A.                    Executive Vice President            United States
                             Avenue Nestle 55                  Strategic Business Units
                             CH-1800                           Vevey Marketing
                             Switzerland

Name                         Present Business Address       Present Principal Occupation        Citizenship
----                         ------------------------       ----------------------------        -----------

Directors
---------
Rainer E. Gut                Nestle S.A.                    Chairman of the Board of            Switzerland
                             En Bergere                     Nestle S.A.
                             CH-1800 Vevey
                             Switzerland

Peter Brabeck-Letmathe       Nestle S.A.                    Chief Executive Officer of          Austria
                             Avenue Nestle 55               Nestle S.A.
                             CH-1800 Vevey
                             Switzerland

Peter Boeckli                Boeckli Bodmer & Partner       Lawyer, Law Professor               Switzerland
                             Case postale 2348
                             CH-4002 Basel

Arthur Dunkel                6-4 Boulevard du Theatre       Professor and Consultant            Switzerland
                             CH-1024 Geneve

Jean-Pierre Meyers           L'Oreal                        Director of L'Oreal                 France
                             41, Rue Matre
                             F-92117 Clichy-Cedex
                             France

Stephan Schmidheiny          Anova Holding S.A.             Chairman of the Board of            Switzerland
                             Hurdnerstrasse10               Anova Holding S.A.
                             CH-8640 Hurden
                             Switzerland


Vreni Spoerry                Claridenstrasse 3              Member of Swiss Parliament          Switzerland
                             CH-8810 Horgen
                             Switzerland

Lord Simpson                 Marconi plc                    Chief Executive of Marconi plc      United
                             One Bruton Street                                                  Kingdom
                             GB-London W1X 8AQ


Nobuyuki Idei                Sony Corporation               Chairman and Chief Executive        Japan
                             6-7-35 Kitashinagawa           Officer of Sony Corporation
                             Shinagawa-ku
                             Tokyo, Japan 141-0001

Andre Kudelski               Kudelski S.A.                  Chairman of Kudelski S.A.           Switzerland
                             Route de Geneve
                             Case postale 134
                             CH-1033 Cheseaux